Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 7 DATED SEPTEMBER 20, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our Public Offering; and
•	Asset Acquisitions.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on May 10, 2017.

As of September 19, 2017, we had raised total gross offering proceeds of approximately $5.3 million (including the approximate $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering for an aggregate of approximately 534,000 of our common shares.

The Offering is expected to terminate on or before May 10, 2019, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Updates to Minor Assets Acquired -September 20, 2017

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
H412	Los Angeles, CA	Single-family home	8/18/17	$509,497
511	Los Angeles, CA	Single-family home	9/1/17	$435,331
413	Los Angeles, CA	Single-family home	9/12/17	$434,975

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – H412 - Controlled Subsidiary

On August 18, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – H412 - Controlled Subsidiary”), for an initial purchase price of $509,497 which is the initial stated value of our equity interest in the Fundrise eFUND – H412 - Controlled Subsidiary (the “H412 Investment”). The Fundrise eFUND – H412 - Controlled Subsidiary used the proceeds to acquire an existing 2 Bedroom 1.75 Bath, 1,956 square foot home located in the South LA neighborhood of Los Angeles (the “H412 Property”). The closing of both the H412 Investment and the H412 Property occurred concurrently.

The H412 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND – H412 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the H412 Investment (the “H412 Operative Agreements”), we have full authority for the management of the Fundrise eFUND – H412 - Controlled Subsidiary, including the H412 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the H412 Investment, paid directly by the Fundrise eFUND – H412 - Controlled Subsidiary.

In addition to the purchase price of $509,497, we anticipate additional costs of approximately $140,000 in order to make the H412 Property competitive upon sale. The business plan then entails renting the property for 36 to 60 months and selling the property for approximately $733,500 or $375 PSF. There can be no assurance that the anticipated completion cost will be achieved.

The H412 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 511 - Controlled Subsidiary

On September 1, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 511 - Controlled Subsidiary”), for an initial purchase price of $435,331 which is the initial stated value of our equity interest in the Fundrise eFUND – 511 - Controlled Subsidiary (the “511 Investment”). The Fundrise eFUND – 511 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,792 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “511 Property”). The closing of both the 511 Investment and the 511 Property occurred concurrently.

The 511 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - 511 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 511 Investment (the “511 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 511 - Controlled Subsidiary, including the 511 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the 511 Investment, paid directly by the Fundrise eFUND - 511 - Controlled Subsidiary.

In addition to the purchase price of $435,331, we anticipate additional hard costs of approximately $17,370 for the planned renovation intended to make the 511 Property tenantable. The business plan then entails renting the property for three to five years and selling the property for approximately $685,000, or $382 PSF. There can be no assurance that the anticipated completion cost will be achieved.

The 511 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 413 - Controlled Subsidiary

On September 12, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 413 - Controlled Subsidiary”), for an initial purchase price of $434,975 which is the initial stated value of our equity interest in the Fundrise eFUND – 413 - Controlled Subsidiary (the “413 Investment”). The Fundrise eFUND – 413 - Controlled Subsidiary used the proceeds to acquire an existing two-bedroom, one-bathroom, 1,092 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “413 Property”). The closing of both the 413 Investment and the 413 Property occurred concurrently.

The 413 Investment was fully funded with proceeds from our Offering.

The Fundrise eFUND - 413 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 413 Investment (the “413 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 413 - Controlled Subsidiary, including the 413 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the 413 Investment, paid directly by the Fundrise eFUND - 413 - Controlled Subsidiary.

In addition to the purchase price of $434,975, we anticipate additional hard costs of approximately $4,440 for the planned renovation intended to make the 413 Property tenantable. The business plan then entails renting the property for three to five years and selling the property for approximately $675,000, or $618 PSF. There can be no assurance that the anticipated completion cost will be achieved.

The 413 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.